Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor announces interim Chief Financial Officer

Calgary, Alberta (Dec. 9, 2013) – Suncor Energy today announced that Steve Reynish will assume the role of interim chief financial officer effective immediately.

“I’m pleased that Steve will assume the role of interim CFO bringing his extensive business knowledge and strategic insight to the role while the search for a new CFO is underway,” said Steve Williams, Suncor president and chief executive officer.  “Steve has an exceptional track record of leading talented teams and I know he will provide a seamless transition for our strong financial leadership team.”

Steve Reynish joined Suncor in January 2012 as EVP Oil Sands Ventures. In this role Steve has been responsible for all oil sands growth projects planned under Suncor’s strategic partnerships, including those with Total E&P Canada. Steve is also responsible for Suncor’s interest in non-operated oil sands projects, including managing Suncor’s interest in Syncrude.

Prior to joining Suncor, Steve Reynish was president of Marathon Oil Canada. He has held senior positions developing and managing large-scale oil sands operations. Steve holds an MBA and a Master’s degree in mining engineering. He has also served on the Board of Governors for CAPP.

Suncor has begun a search to identify a permanent CFO. This process is expected to take several months.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com